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January 12, 2016

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:                          MB Financial, Inc.

Registration Statement on Form S-4

Ladies and Gentlemen:

On behalf of MB Financial, Inc. (“MB Financial”), enclosed for filing is MB Financial’s Registration Statement on Form S-4 relating to the proposed merger of American Chartered Bancorp, Inc. (“American Chartered”) with and into MB Financial. The Registration Statement contains the form of proxy statement/prospectus that will be provided to the shareholders of American Chartered in connection with their vote on the merger at a special meeting of American Chartered shareholders.

Should the Staff have any questions or comments regarding this filing, please call the undersigned at (202) 295-4525.

Sincerely,

/s/ Craig M. Scheer, P.C.
Craig M. Scheer, P.C.

Enclosure